

December 9, 2021

Matthew Partridge
Chief Financial Officer
CTO Realty Growth, Inc.
1140 N. Williamson Blvd.
Suite 140
Daytona Beach, FL 32114

       **Re: CTO Realty Growth, Inc.**
          **Form 10-K for the Fiscal Year Ended December 31, 2020**
          **Filed March 5, 2021**
          **File No. 001-11350**

Dear Mr. Partridge:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Consolidated Statements of Operations, page F-6

1.     Please tell us how your presentation of dividends declared and paid per common share complies with paragraph 5 of ASC 260-10-45.

Notes to Consolidated Financial Statements
Note 23. Business Segment Data, page F-55

2.     We note from your disclosure on page F-56 that the Company evaluates performance based on profit or loss from operations before income taxes; however, your segment table presents operating income as the measure of segment profit or loss. Please explain this discrepancy in your segment disclosure. Refer to the accounting guidance in paragraphs 22, 27 and 28 of ASC 280-10-50.

<u>Schedule III  Real Estate and Accumulated Depreciation, page F-61</u>

3.    In future periodic filings, please disclose the total aggregate cost of the properties for Federal income tax purposes in accordance with Rule 12-28 of Regulation S-X. Provide similar disclosure for the aggregate carrying amount of mortgages in Schedule IV in accordance with Rule 12-29 of Regulation S-X.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.


                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction